FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Exchange Act of 1934
For the month of October 2009
CGG-Veritas
Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 _______________

CGGVeritas Provides Vessel Utilization
Update for the Third Quarter 2009
PARIS, France – October 8th 2009
CGGVeritas (ISIN: 0000120164 – NYSE: CGV) provides its vessel utilization and its fleet allocation updates for the third quarter of 2009.
Vessel utilization for the third quarter 2009:
The following vessel utilization rates for the third quarter 2009 do not take into account the Harmattan, the Fohn and the Orion, three 3D vessels which were decommissioned during the second and the third quarters as part of our marine capacity adjustment program.
▪ The vessel availability rate1 was 90%, including a 7% impact related to standby between contracts. This compares to an 89% availability rate in the second quarter 2009 and a 98% rate in the third quarter 2008.
▪ The vessel production rate2 was 93%. This compares to an 88% production rate in the second quarter 2009 and a 90% rate in the third quarter 2008.
Fleet allocation update for the third quarter 2009:
During the third quarter of 2009, our 3D vessels were allocated 86% to contract and 14% to multi-client programs, a decrease in multi-client investment in 2009, as planned.
About CGGVeritas
CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry. CGGVeritas is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).
Investor Relations Contacts:

Paris:	Houston:
Christophe Barnini	Hovey Cox
Tel: +33 1 64 47 38 10	Tel: +1 832 351 8821
E-Mail: invrelparis@cggveritas.com	E-Mail: invrelhouston@cggveritas.com
The information included herein contains certain forward-looking statements within the meaning of Section 27A of the securities act of 1933 and section 21E of the Securities Exchange Act of 1934. These forward-looking statements reflect numerous assumptions and involve a number of risks and uncertainties as disclosed by the Company from time to time in its filings with the Securities and Exchange Commission. Actual results may vary materially.

[1]	- The vessel availability rate, a metric measuring the structural availability of our vessels to meet demand; this metric is related to the entire fleet, and corresponds to the total vessel time reduced by the sum of the standby time, of the shipyard time and the steaming time (the “available time”), all divided by total vessel time;

[2]	- The vessel production rate, a metric measuring the effective utilization of the vessels once available; this metric is related to the entire fleet, and corresponds to the available time reduced by the operational downtime, all then divided by available time.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.
Date : October 8th, 2009

By	/s/ Gerard CHAMBOVET
Gerard CHAMBOVET
Senior EVP Corporate